June 29, 2011

Scott C. Durocher, Counsel
Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

      Re: Lincoln Life Variable Annuity Account N
               Lincoln National Life Insurance Company
               Initial Registration Statement on Form N-4
               File Nos. 333-174367 and 811-8517

Dear Mr. Durocher:

      The staff has reviewed the above-referenced registration statement, which the Commission received on May 20, 2011. We have given the registration statement a selective review based on the representation in your May 20, 2011 letter that this filing is substantially similar to a Lincoln National Life Insurance Company variable life insurance product that was previously reviewed by the staff (File Nos. 333-170897, 811-8517). Based on our review, we have the following comments on this filing. Page numbers refer to the courtesy copy of the registration statement for File No. 333-174367.

1. Cover Page (p. 1)

      a. Please confirm that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

      b. Please disclose to staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

      c. The first paragraph of the cover page describes Roth IRAs as qualified retirement plans. This paragraph continues to state that "you do not pay income tax on the contract's growth until it is paid" and "[q]ualified retirement plans already provide tax deferral." Given the nature of a Roth IRA, please either revise this paragraph or explain to the staff how these statements are accurate.

2. General Comments

a. The charges of the various riders require an intimate knowledge of the operation of the riders. Please consider discussing the rider charges within the section that describes each rider.

b. In the Termination section for each rider, to the extent applicable, please note that violating investment restrictions will terminate the rider. Please also note, where applicable, that exchanging a rider for the i4Life rider would also terminate the rider.

3. Contractowner Transaction Expenses Table (p. 6)

a. Please revise the second sentence of the footnote to use the term "withdrawal" or "surrender" instead of the term "redemption" to be consistent with the description of the surrender charge in the table.

b. Please revise footnote 1 as the CDSC is not reduced over time. Rather, there is either a one percent charge or no charge. Please make any corresponding changes throughout the prospectus.

4. Periodic Charges for the Base Contract Table (p. 6)

a. The Premium Based Charge appears to be in the nature of a deferred sales charge and is described in the periodic charges table and its footnote 2 as an annual charge based on a percentage of purchase payments (defined in Special Terms as amounts paid into the contract) and is imposed for seven years. Please make the following clarifications:

1) Footnote 2 to the fee table (as well as pages 12 and 21 of the prospectus) states that upon surrender, any remaining Premium Based Charge due will be deducted from the surrender value. Please clarify whether the "Premium Based Charge due" refers to (a) the charge for a portion of the current quarter's expenses; or (b) the remaining Premium Based Charges for the entire seven year period. If the latter, please disclose the maximum premium-based surrender charge in the Contractowner Transaction Expenses fee table.

2) Please clarify in the footnote over what period of time the seven years runs, *i.e.,* when is the charge first imposed and when does it end.

3) Footnote 2 states that a portion of the Premium Based Charge will be deducted on withdrawals above a free amount. This language implies that the Premium Based Charge is in the nature of a surrender charge and is deducted not from purchase payments but from withdrawals. This language appears to be inconsistent with the description of the charge in the table and is confusing. Please resolve the apparent discrepancy and clarify the language.

5. Optional Rider Charges Table – i4Life Advantage (pp. 7-8)

a. Please clarify in the footnotes to the Periodic Optional Rider Charges tables on pp. 7-8 that apply when i4Life Advantage has been purchased, how Account Value is determined, *i.e.*, when is Account Value based on initial purchase payment and when is it based on contract value.

b. It is unclear over what time periods the charges cited in the Periodic Optional Rider Charges tables (when i4Life has been purchased) apply. Please clarify (on pp. 7-8) when the charges are imposed, *e.g.*, how does periodic income commencement date relate to the effective date of the i4Life rider and to the Access Period first referenced on page 25.

c. Please consider revising the three i4Life tables on pp. 7-8 for simplicity.

i) In the first table, please separately disclose the i4Life fee of 0.40% to which the applicable separate account death benefit charge is then added. Similarly in the second table, separately disclose the maximum charges for the GIB feature of 2.00% plus the maximum applicable separate account charges. Alternatively add a chart that reflects the i4Life charge of 0.40% and the maximum and current charges for the GIB feature, and have the table on page 6 continue to reflect the death benefit charges.

ii) The first and second tables describe the i4Life charge with and without the GIB; the third table reflects the charge only with the GIB. For consistency, to the extent applicable, please reflect in the third table, the expense when the GIB is not elected.

d. The narrative to the i4Life tables state that these tables replace the separate account annual expenses described above. Please clarify whether these tables only replace the tables above during the Access Period or some other applicable time period.

6. Premium Charges for the Base Contract On and After the Annuity Commencement Date (p. 8)

Please remove the mortality and expense risk charge and administrative charge that would be in effect after the annuity date from the fee table. If an annuitant would pay different fees or be subject to different expenses, please disclose this in the brief narrative preceding the fee table and provide a cross-reference to those portions of the prospectus describing these fees. *See* Item 3(a), instr. 2 of Form N-4.

7. Total Annual Fund Operating Expenses Table (p. 8)

a. The Total Annual Fund Operating Expenses Table may only reflect waiver/reimbursement arrangements that expire no earlier than one year after the effective date of this filing. In addition those arrangements can only be reflected if they actually reduce expenses. Please revise the Total Annual Fund Operating Expenses table consistent with this comment. *See* Form N-4, Item 3, Instruction 17.

b. Please confirm to staff that the Total Annual Fund Operating Expenses table for the portfolio companies includes fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more Acquired Funds calculated in accordance with Instruction 3(f) to Item 3 of Form N-1A.

8. Individual Annual Fund Operating Expenses Table (pp. 8-11)

a. The Individual Annual Fund Operating Expenses Table may only reflect waiver/reimbursement arrangements that expire no earlier than one year after the effective date of this filing. In addition those arrangements can only be reflected if they actually reduce expenses. Please revise the Total Annual Fund Operating Expenses table consistent with this comment. *See* Form N-4, Item 3, Instruction 17.

b. Please revise the LVIP Vanguard International Equity ETF Fund's fees (at page 10) as they do not appear to be accurate.

9. Example (p. 12)

Please confirm that the example reflects the most expensive contract options.

10. Summary of Common Questions (pp. 12-13)

a. In the "What charges do I pay under the contract?" paragraph on page 12, please put the description of the Premium Based Charge into plain English. Please see comments below on the Premium Based Charge disclosure in the Charges and Other Deductions section on pp. 21-23.

b. In the "What are Living Benefit Riders" paragraph at page 13, the prospectus cross-references an appendix that does not appear to exist. Please revise the prospectus accordingly. Please make a corresponding change on page 39 of the prospectus.

11. Description of the Funds (pp. 16-19)

Please remove the footnote to the fund listing. By specifying particular funds that are not guaranteed, an investor might make an incorrect inference that the remaining funds are indeed guaranteed.

12. Charges and Other Deductions – Premium Based Charge (pp. 21-23)

a. Please put the description of the Premium Based Charge into plain English and make the following clarifications.

i) Please clarify when and how often this charge is imposed and how it is calculated. For example, is the charge only imposed at the time a purchase payment is made into the contract consistent with the definition of purchase payment in the Special Terms section or is this charge imposed more frequently.

ii) Please clarify how this charge is calculated. For example, the second sentence of the first paragraph of this section states that this charge equals a percentage of each purchase payment but then goes on to state that the charge is determined by multiplying the total amount of all purchase payments by the associated percentage. Please resolve this apparent discrepancy.

iii) Please clarify how and when the Total Purchase Payment Amount is calculated.

iv) Please briefly describe what is provided in consideration for the charge consistent with Form N-4, Item 6(a).

v) Please clarify the relationship between this charge and withdrawals from the contract as described in the fee table on page 6 and in the last full paragraph on page 21. This charge appears to be in the nature of both a sales charge as well as a surrender charge and would appear to impact the same purchase payment at least twice. Please give the justification for such a charge and please explicitly disclose in plain English how this charge may doubly impact the same "purchase payment."

vi) Please clarify how this charge is calculated for purposes of a withdrawal in excess of the free amount. Please also clarify the time period for which it is imposed.

vii) The first paragraph of this section on page 21 states that this charge will be imposed for seven years. However the third sentence of the last full paragraph on page 21 implies that the charge will be imposed for a longer period of time. Please resolve this apparent discrepancy.

b. Please clarify how the Premium Based Charge Free Amount is calculated, in particular the third prong of the description in the third sentence in the last full paragraph page 21.

c. Please clarify how surrenders are attributable to purchase payments (*e.g.*, FIFO) and, if applicable, contract earnings.

d. Rule 6c-8(b)(1) limits the total amount of sales load to no more than 9% of purchase payments made for the contract. Please disclose that the total surrender charge/Premium Based Charge may not exceed 9% of purchase payments. *See* 12 C.F.R. § 270.6c-8. Please explain to staff how the Registrant will ensure that the total sales load will not exceed 9% of purchase payments.

e. Please confirm the accuracy of the figures in the example on page 22. *See e.g.*, the 3/31/11 Total Premium Based Charge amount.

f. Please clarify and put the example on page 22 into plain English beginning with the discussion of withdrawals on 7/1/12.

g. Please add an additional line to the example illustrating the Premium Based Charge due if the contract was surrendered on 9/30/2012.

13. Surrender Charge (p. 24)

Please describe how "contract anniversary" is determined for purposes of calculating the surrender charge. Please consider giving an example.

14. Rider Charges (pp. 24-27)

a. The disclosure for the Lincoln SmartSecurity Advantage rider states on page 25 that the charge for that rider may be "deducted in proportion to the value in the fixed account as well." Please clarify how this charge may be deducted from the fixed account and clarify the reference to fixed account. Please reflect this charge in the fee table. Please confirm to staff that any other charges that may be deducted from the fixed account are reflected in the fee table.

b.   Please revise the description of the charge for i4Life Advantage in the first paragraph of the i4Life Charge section at the bottom of page 25 to adhere to plain English principles. *See e.g.,* first sentence of this section. Please ensure that the description of the charges is consistent with the description in the fee table on pp. 7-8.

i) Please clarify the relationship between the valuation date on which i4Life is effective, the Access Period, and the periodic income commencement date. Please consistently capitalize the term "periodic income commencement date."

ii) Please define all capitalized terms the first time they are used unless those terms appear in the Special Terms section. *See, e.g.*, Access Period.

iii) Please clarify the parenthetical language in the first paragraph "(charges for the Guaranteed Income Benefit are not included and are listed below)."

iv) Please clarify how the i4Life charge will change "after the Access Period ends" as described in this section on page 25.

v) Please remove the last two sentences of the last full paragraph on page 25 that address i4Life charges for previous purchasers of Lincoln Lifetime Income Advantage 2.0, inasmuch as the placement of that language in this section is confusing.

c. In the i4Life Advantage with Guaranteed Income Benefit (version 4) for purchasers of Lincoln Lifetime Income Advantage 2.0 (LLIA 2.0) section, on page 26, please make the following clarifications.

i) Please clarify whether the previous purchaser of LLIA 2.0 must elect i4Life Advantage with GIB (version 4) or whether that purchaser can elect other versions of i4Life.

ii) The second to the last sentence from the end of the first paragraph of this section states that the charge for i4Life Advantage with GIB is added to the daily mortality and expense risk and administrative charge for the death benefit option. This is inconsistent with the description of these charges in the fee table. Please revise to resolve all apparent discrepancies in the description of charges for this rider.

iii) The last sentence of the first paragraph of this section states that purchasers of LLIA 2.0 are guaranteed that in the future the guaranteed maximum initial charge for i4LifeAdvantage with GIB (version 4) will be the guaranteed maximum charge then in effect at the time the contractowner purchases LLIA 2.0. Please clarify exactly what charges are included in the guaranteed maximum charge then in effect, *i.e.*, the charge for the base i4Life Advantage rider as well as the charge for the GIB (version 4)?

iv) The prospectus (on page 26) states that if you purchase LLIA 2.0, you lock in the maximum charge for the i4Life rider at the maximum charge when you purchase the i4Life with GIB. This is touted as a benefit of the exchange. Please clarify why this lock on the rider's maximum charge is not simply a requirement of the form as opposed to a benefit of the rider exchange. Alternatively remove this disclosure.

v) Please revise the second paragraph of this section that describes how the charge for i4Life Advantage with GIB (version 4) for purchasers of LLIA 2.0 may change if there is a step-up so that the paragraph adheres to plain English principles. Please also define Regular Income Payment and consistently capitalize that term.

vi) Please generally clarify the relationship between the charge for LLIA 2.0 and the charge for i4Life Advantage with Guaranteed Income Benefit (version 4) for previous purchasers of LLIA 2.0. In particular please clarify whether and how the LLIA 2.0 charge may affect the i4Life Advantage charge.

d. In the example on pp. 26-27, please make the following clarifications:

i) Please clarify how the Income Base of $125,000, the Account Value of $100,000, the 1/2/10 initial i4Life Advantage Regular Income payment of $5051, and the 1/2/11 Recalculated Regular Income Payment of $6900 were determined.

ii) Please also clarify in the last portion of the example how the 1/2/12 Annual Charge was determined. Please clarify how that final charge amount reflects an increase to the rider charge as well as an increase in the GIB charge due to a step-up.

iii) Please clarify the reference to an increase in the "LLIA 2.0" charge. It would appear that the increase is to the i4Life Advantage with GIB (version 4) for purchasers of LLIA 2.0 charge, as opposed to an increase in the actual LLIA 2.0 charge inasmuch as LLIA 2.0 is no longer in affect. Please resolve the apparent discrepancy.

        iv) Please explain to staff under what circumstances the rider charge would increase.

    e. Please consider modifying the formatting of the various charges applicable to the i4Life Advantage rider depending on whether or not a Guaranteed Income Benefit has been elected and whether the contractowner had previously purchased LLIA 2.0. The formatting should make clear that the charges described on pp. 25-27 all apply to variations of the i4Life Advantage rider .

    f. Please make any necessary revisions and clarifications to the narrative descriptions of the various riders consistent with these comments.

15. Allocation of Purchase Payments (p. 29)

    Please clarify the reference to "fixed account guaranteed period" in the second paragraph of this section.

16. Valuation of Accumulation Units (p. 30)

    In the discussion of when the Net Investment Factor method may be used to determine accumulation unit values, please explain supplementally what "substantially the same result" means in the last sentence of this section and whether there can be differences.

17. Transfers on or before the Annuity Commencement Date (pp. 30-31)

    Please clarify the phrase "sum of the percentages of fixed account transfers" as used in the first bullet on page 31.

18. Death Benefit (p. 34)

    With respect to the bold language at the bottom of page 29, to the extent accurate, please clarify that any change in contract owner, joint owner or annuitant would require the death benefit to convert to the "Account Value Death Benefit."

19. Investment Requirements (pp. 38-39)

    The paragraph in the middle of page 39 states that to satisfy Investment Restrictions, the contractowner may allocate 100% of contract value among the funds in the following list but that if less than 100% of contract value is allocated to these funds, then these funds will be considered part of Group 1 or 2 above as applicable. Please clarify in the disclosure the funds on page 39 that fall into Group 1.

20. i4Life Advantage (pp. 54-58)

    a. Please clarify the relationship between the Access Period, the Lifetime Income Period, and the periodic income commencement date.

b. Please clarify the statement (toward the bottom of page 54 in the Access Period paragraph) that at the end of the Access period, the remaining Account Value is used to make regular income payments "for the rest of your life." Please disclose any circumstances that would limit the amount or duration of these payments or that would otherwise terminate these payments.

c. Please clarify whether the periodic income commencement date must begin within a certain period of time after election of the i4Life Advantage rider, as is implied in the Regular Income Payments during the Access Period paragraph on page 55.

d. Please clarify the description of "regular income payments" including when such payments begin and end. Please clarify any differences in regular income payments paid during the Access Period as opposed to regular income payments paid during the Lifetime Income Period.

e. Please clarify the relationship between i4Life and "an annuity payout option" as described in the third paragraph of this section on page 54.

f. Please consider whether i4Life Advantage is appropriately described as an annuity payout option inasmuch as the contractowner may make withdrawals and surrender the contract during the Access Period. Furthermore the Access Period also appears to coincide with the accumulation period and Account Value varies with the total value of the accumulation units attributable to the subaccounts in which the contractowner is invested. Please note that the definition of Accumulation Unit (at page 4) states that it is a measure used to calculate contract value for the variable side of the contract before the annuity commencement date.

g. Please clarify under what circumstances the amount paid under the new death benefit may be less than the amount that would have been paid under the death benefit provided before i4Life Advantage began as stated in the sixth paragraph of this section on page 54.

21. Small Contract Surrender (p. 71)

Please disclose any carve out for contracts that have elected certain optional benefits.

22. Power of Attorney (Part C)

Please provide a Power of Attorney that relates specifically to the Securities Act of 1933 file number of the new registration statement. *See* Rule 483(b) of the 1933 Act.

23. Financial Statements, Exhibits, and Other Information

Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

24. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6762 or Alison White at (202) 551-6751. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at sazzmane@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should be addressed to 100 F Street, NE, Washington, D.C. 20549-8629.

Sincerely,

Ellen J. Sazzman
Senior Counsel
Office of Insurance Products